SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated December 16, 2005

Benetton Group SpA: 2006 Calendar of company events

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: December 16, 2005

BENETTON GROUP S.p.A.

2006 Calendar of company events

Ponzano, 16 December 2005. The Company announces the annual calendar of events relating to the approval of the financial results by the Board of Directors and the General Meeting.

Board of Directors
March	Thursday 30th	approval of the 2005 Financial Results
May	Monday 15th	approval of the First Quarter 2006 Results
Giugno	Lunedì 26	approval of Form 20F
September	Wednesday 13th	approval of the First Half 2006 Results
November	Monday 13th	approval of the Third Quarter 2006 Results

General Meeting for Approval of 2005 Financial Results
May	Tuesday 9th	First calling
May	Wednesday 10th	Second calling

Pursuant to art. 82.2 of the Consob Regulation n. 11971/1999, the Company intends to avail itself of the exemption from publication of the fourth quarter 2005 and second quarter 2006 results.

The conference calls and/or meetings for the presentation of the financial results to the Financial Community will be held, as a rule, on the same day as the approval by the Board of Directors.

Any changes to the calendar will be communicated in advance.

The calendar will be available on the website:

www.benettongroup.com/investors

For further information: 0039 0422 519036